Exhibit 99.3

BUENOS AIRES, March 11, 2020

Notice: CPSA-GG-N-0075/20-AL

Bolsa de Comercio de Buenos Aires

Subject: Information set forth by Section 62 of Buenos Aires Stock Exchange Regulations

Dear Sir/Madam,

Pursuant to the section mentioned above, we inform that on March 10, the Board of Directors of Central Puerto S.A. approved the financial statements and other documents for the period ended December 31, 2019. Moreover, it acknowledged the corresponding reports by the Auditor and the Statutory Audit Committee.

Regard being had to the foregoing, we inform the following:

1.
Income (loss) for the period ended December 31, 2019:

ARS 000
Income(loss) for the period
attributable to shareholders of the Company	8,808,815
attributable to non-controlling shareholding	(147,960)
Total income(loss) for the period- Income	8,660,855

Avda. Tomás A. Edison 2701- C1104BAB- City of Buenos Aires- Argentina
Telephone (5411) 43175000 – Fax (5411) 43175099

2.
Other comprehensive income for the period ended December 31, 2019:

ARS 000
Other comprehensive income for the period
attributable to shareholders of the Company	(32,070)
attributable to non-controlling shareholding	-
Total of other comprehensive income for the period- Loss	(32,070)

3.
Total comprehensive income for the period ended December 31, 2019:

ARS 000
Net comprehensive income for the period
attributable to shareholders of the Company	8,776,745
attributable to non-controlling shareholding	(147,960)
Total net comprehensive income for the period- Income	8,628,785

4.
Statement of changes in equity details divided in items and amounts as at December 31, 2019:

ARS 000
Share Capital – Face Value	1,514,022
Capital adjustment	18,416,762
Statutory Reserve	2,378,736
Optional Reserve	26,511,002
Retained earnings	762,811
Other accumulated comprehensive income	-
Comprehensive income (loss) for the period	8,776,745
Non-controlling shareholding	790,719
Total	59,150,797

attributable to shareholders of the Company	58,360,078
attributable to non-controlling shareholding	790,719

5.
Proposal of the Board of Directors

Net Income for the 2019 Period amounted to thousands ARS 8,808,815. The Board of Directors proposes the following: to allocate ARS 440,441 to the Statutory Reserve. Moreover, it is proposed to allocate the remaining balance of the Income (Loss) for the period to increase the Voluntary Reserve in the amount of ARS 8,368,374, which can be destined to: (a) the investment projects that are already committed and/or (b) future investments related to the new projects approved by the Board of Directors and/or (c) to the payment of dividends according to the evolution of the financial condition of the Company and pursuant to the Company’s Dividends Distribution Policy in force.

6.
Controlling shareholding

As a consequence of the merger between Central Puerto S.A., in its capacity as parent company and Operating S.A. (hereinafter, “OPER”), Hidroneuquén S.A. (hereinafter, “HNQ”) and Sociedad Argentina de Energía S.A. (hereinafter, “SADESA”), all in their capacity as acquired companies and, as a consequence of the corresponding acquired companies’ shares swap, none of the shareholders of Central Puerto S.A. holds a controlling interest.

Finally, it is important to highlight the fact that share capital is under public offering and it is listed in the Buenos Aires Stock Exchange (hereinafter, “BCBA”) and, as from February 2, 2018, in the New York Stock Exchange (hereinafter, “NYSE”). Therefore, shareholding may experience variations, which the company may not be aware of.

Yours sincerely,

Leonardo Marinaro
Head of Market Relations
CENTRAL PUERTO S.A.